UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report December 28, 2023

ECO BRIGHT FUTURE, INC.

(Exact name of issuer as specified in its charter)

WY	87-2595314
State of incorporation or organization	(I.R.S. Employer Identification No.)

1015 Bowsprit Lane

Holiday FL 34691

(727) 692-3348

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 1.	Fundamental Changes

The company announces a LOI signed December 20, 2023 with United Heritage (an El Salvador Company). This LOI includes a fundamental change in business focus. United Heritage is a Blockchain and Digital Bank Company. The LOI is contingent upon United Heritage completing a PCAOB audit.

Item 7.	Departure of Certain Officers

The company announces Francisco Celedon has resigned as a director of the Company.

The company announces Monica Ogorek has resigned as secretary of the Company.

The company announces George Athanasiadis will remain CEO and is appointed Secretarty.

The company announces Tomax Strgr is appointed CTO/Officer/Director of the company.

All appointments and resignations are effective as of 12/28/2023

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Bright Future, Inc.

By	(Signature and Title)
/s/ George Athanasidis	CEO/Director
/s/ Tomax Strgr	CTO/Director

Date 12/28/2023